                                                              OMB APPROVAL
                                                        OMB Number:    3235-0145
                                                        Expires:       30-Sep-03
                                                        Estimated Average burden
                                                        hours per response

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. _________)*

                        Ameritrade Holding Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock Par Value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   03074K 10 0

--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                    12/31/02

--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

             THIS SCHEDULE IS BEING FILED PURSUANT TO RULE 13d-1 (d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03074K 10 0                  13G                                PAGE 2

------------------------------------------------------------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON                                                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        TA IX L.P.                                                                                04-3520503
        TA/Advent VIII L.P.                                                                       04-3334380
        Advent Atlantic and Pacific III L.P.                                                      04-3299318
        TA/Atlantic and Pacific IV L.P.                                                           04-3465628
        TA Executives Fund LLC                                                                    04-3398534
        TA Investors LLC                                                                          04-3395404
------------------------------------------------------------------------------------------------------------------------------------
 2      CHECK THE BOX IF A MEMBER OF A GROUP*
                                                                                                     (A)   X

                                                                                                     (B)

------------------------------------------------------------------------------------------------------------------------------------
 3      SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
 4      CITIZENSHIP OR PLACE OF ORGANIZATION

        TA IX L.P.                                                                                Delaware
        TA/Advent VIII L.P.                                                                       Delaware
        Advent Atlantic and Pacific III L.P.                                                      Delaware
        TA/Atlantic and Pacific IV L.P.                                                           Delaware
        TA Executives Fund LLC                                                                    Delaware
        TA Investors LLC                                                                          Delaware
------------------------------------------------------------------------------------------------------------------------------------
                     5       SOLE VOTING POWER

    NUMBER OF                TA IX L.P.                                                           24,766,979
                             TA/Advent VIII L.P.                                                   8,887,320
                             Advent Atlantic and Pacific III L.P.                                  1,530,927
                             TA/Atlantic and Pacific IV L.P.                                       6,023,607
                             TA Executives Fund LLC                                                  278,967
      SHARES                 TA Investors LLC                                                        673,084
                 -------------------------------------------------------------------------------------------------------------------
                     6       SHARED VOTING POWER

   BENEFICIALLY                                             N/A
     OWNED BY
                 -------------------------------------------------------------------------------------------------------------------
                     7       SOLE DISPOSITIVE POWER

       EACH                  TA IX L.P.                                                           24,766,979
                             TA/Advent VIII L.P.                                                   8,887,320
                             Advent Atlantic and Pacific III L.P.                                  1,530,927
    REPORTING                TA/Atlantic and Pacific IV L.P.                                       6,023,607
                             TA Executives Fund LLC                                                  278,967
                             TA Investors LLC                                                        673,084
                 -------------------------------------------------------------------------------------------------------------------
                     8       SHARED DISPOSITIVE POWER

       WITH                                                 N/A

------------------------------------------------------------------------------------------------------------------------------------
 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        TA IX L.P.                                                                                24,766,979
        TA/Advent VIII L.P.                                                                        8,887,320
        Advent Atlantic and Pacific III L.P.                                                       1,530,927
        TA/Atlantic and Pacific IV L.P.                                                            6,023,607
        TA Executives Fund LLC                                                                       278,967
        TA Investors LLC                                                                             673,084
------------------------------------------------------------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        TA IX L.P.                                                                                     5.76%
        TA/Advent VIII L.P.                                                                            2.07%
        Advent Atlantic and Pacific III L.P.                                                           0.36%
        TA/Atlantic and Pacific IV L.P.                                                                1.40%
        TA Executives Fund LLC                                                                         0.29%
        TA Investors LLC                                                                               0.31%
------------------------------------------------------------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON

        Four Limited Partnerships
        Two Limited Liability Companies
------------------------------------------------------------------------------------------------------------------------------------

ITEM 1 (A)  NAME OF ISSUER: Ameritrade Holding Company, Inc.
            .
ITEM 1 (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            4211 South 102nd Street
            Omaha, NE  68127

ITEM 2 (A)  NAME OF PERSON FILING:
            TA IX L.P.
            TA/Advent VIII L.P
            Advent Atlantic and Pacific III L.P.
            TA/Atlantic and Pacific IV L.P.
            TA Executives Fund LLC
            TA Investors LLC

ITEM 2 (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            c/o TA Associates
            125 High Street, Suite 2500
            Boston, MA  02110

ITEM 2 (C)  CITIZENSHIP: Not Applicable

ITEM 2 (D)  TITLE AND CLASS OF SECURITIES: Common

ITEM 2 (E)  CUSIP NUMBER: 03074K 10 0

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1 (B) OR 13D-2 (B), CHECK WHETHER THE PERSON FILING IS A:
            Not Applicable

ITEM 4      OWNERSHIP

ITEM 4 (A)  AMOUNT BENEFICIALLY OWNED:                                              COMMON STOCK
                                                                                    ------------
            TA IX L.P.                                                               24,766,979
            TA/Advent VIII L.P                                                        8,887,320
            Advent Atlantic and Pacific III L.P.                                      1,530,927
            TA/Atlantic and Pacific IV L.P.                                           6,023,607
            TA Executives Fund LLC                                                      278,967
            TA Investors LLC                                                            673,084

ITEM 4 (B)  PERCENT OF CLASS                                                        PERCENTAGE
                                                                                    ----------
            TA IX L.P.                                                                   5.76%
            TA/Advent VIII L.P                                                           2.07%
            Advent Atlantic and Pacific III L.P.                                         0.36%
            TA/Atlantic and Pacific IV L.P.                                              1.40%
            TA Executives Fund LLC                                                       0.29%
            TA Investors LLC                                                             0.31%

ITEM 4 (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (I)    SOLE POWER TO VOTE OR DIRECT THE VOTE:                           COMMON STOCK
                                                                                    ------------
            TA IX L.P.                                                               24,766,979
            TA/Advent VIII L.P                                                        8,887,320
            Advent Atlantic and Pacific III L.P.                                      1,530,927
            TA/Atlantic and Pacific IV L.P.                                           6,023,607
            TA Executives Fund LLC                                                      278,967
            TA Investors LLC                                                            673,084

            (II)   SHARED POWER TO VOTE OR DIRECT THE VOTE:                  N/A

            (III)  SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION:                 COMMON STOCK
                                                                                    ------------
            TA IX L.P.                                                                24,766,979
            TA/Advent VIII L.P                                                         8,887,320
            Advent Atlantic and Pacific III L.P.                                       1,530,927
            TA/Atlantic and Pacific IV L.P.                                            6,023,607
            TA Executives Fund LLC                                                       278,967
            TA Investors LLC                                                             673,084

            (IV)   SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION         N/A

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
            Not Applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY THAT ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
            Not Applicable

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
            This schedule 13G is filed pursuant to Rule 13d-1 (d). For the agreement of the TA group members to a joint filing, see below.

            The TA Associates group of funds is party to a Stockholders Agreement, dated as of April 6, 2002, between the Issuer, entities affiliated with J. Joe Ricketts, entities affiliated with Bain Capital, and entities affiliated with Silver Lake Partners, L.P. An exhibit listing each party to the Stockholders Agreement is attached hereto. The Stockholders Agreement requires the parties to vote their Common Stock for directors that are designated in accordance with the provisions of the Stockholders Agreement. The Stockholders Agreement restricts the parties from selling Common Stock in some negotiated transactions unless the seller offers each other party an opportunity to participate in the sale. In addition, the Stockholders Agreement restricts the parties from voting their shares of Common Stock in favor of or against certain sale of the company transactions that are not approved by the requisite directors. The aggregate number of shares of Common Stock owned by the parties to the Stockholders Agreement, based on information provided to TA Associates by the other parties to the Stockholders Agreement, is 235,810,178 shares. The share ownership for TA Associates does not include any shares owned by the other parties to the Stockholders Agreement. TA Associates disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement.

ITEM 9      NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10     CERTIFICATION: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGREEMENT FOR JOINT FILING

TA IX L.P., TA/Advent VIII L.P., Advent Atlantic and Pacific III L.P., TA/Atlantic and Pacific IV L.P., TA Executives Fund LLC and TA Investors LLC, hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of Ameritrade Holding Company, Inc.

Dated:

TA IX L.P.
By:  TA Associates IX LLC., its General Partner
By:  TA Associates, Inc. its Manager

By:  /s/Thomas P. Alber
     ---------------------------------------------------------
        Thomas P. Alber, Chief Financial Officer

TA/ADVENT VIII L.P.
By:  TA Associates VIII LLC, its General Partner
By:  TA Associates, Inc. its Manager

By:  /s/Thomas P. Alber
     ---------------------------------------------------------
        Thomas P. Alber, Chief Financial Officer

ADVENT ATLANTIC AND PACIFIC III L.P.
By:  TA Associates AAP III Partners L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By:  /s/Thomas P. Alber
     ---------------------------------------------------------
        Thomas P. Alber, Chief Financial Officer

TA/ATLANTIC AND PACIFIC IV L.P.
By:  TA Associates AP IV L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By:  /s/Thomas P. Alber
     ---------------------------------------------------------
        Thomas P. Alber, Chief Financial Officer

TA EXECUTIVES FUND LLC
By : TA Associates, Inc., its Manager

By:  /s/Thomas P. Alber
     ---------------------------------------------------------
        Thomas P. Alber, Chief Financial Officer

TA INVESTORS LLC
By : TA Associates, Inc., its Manager

By:  /s/Thomas P. Alber
     ---------------------------------------------------------
        Thomas P. Alber, Chief Financial Officer

                      Parties to the Stockholders Agreement

1.    Ameritrade Holding Corporation
2.    Bain Capital Fund VII, L.P.
3.    Bain Capital VII Coinvestment Fund, L.P.
4.    BCI Datek Investors, LLC
5.    BCIP Associates II
6.    BCIP Associates II-B
7.    BCIP Trust Associates II
8.    BCIP Trust Associates II-B
9.    Silver Lake Partners, L.P.
10.   Silver Lake Investors, L.P.
11.   Silver Lake Technology Investors, L.L.C.
12.   TA/Advent VIII, L.P.
13.   TA Executives Fund, LLC
14.   TA Investors, LLC
15.   TA Atlantic & Pacific IV, L.P.
16.   TA IX, L.P.
17.   Advent Atlantic & Pacific III, L.P.
18.   J. Joe Ricketts
19.   Marlene M. Ricketts
20.   Marlene M. Ricketts 1994 Dynasty Trust
21.   J. Joe Ricketts 1994 Dynasty Trust
22.   Ricketts Grandchildren Trust